Mail Room 4561

April 19, 2010

Gene Austin
Chief Executive Officer
Convio, Inc.
11501 Domain Drive, Suite 200
Austin, Texas 78758

> **Re:** **Convio, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 8, 2010**
> **File No. 333-164491**

Dear Mr. Austin:

We have reviewed your amended filing and response letter dated April 8, 2010 and have the following comments. References to prior comments in this letter relate to comments in our letter dated April 6, 2010.

General

1. If you intend to request acceleration prior to the inclusion of your financial statements for the quarter ended March 31, 2010, then please include a recent developments section that summarizes your financial condition and results of operations for the recently completed quarter and specifically discuss any unusual transactions, events or trends. To the extent that this information is not currently available then please indicate as such.

Dilution, page 36

2. Please provide the calculations that support the $2.84 adjusted net tangible book value per share assuming the underwriters exercise their option to purchase additional shares of common stock in full.

Selected Financial Data, page 38

3. We note from your disclosures in footnote (3) to the selected financial data information that the pro forma, as adjusted, weighted average shares outstanding assumes the sale of all 3,636,364 shares being offered. Considering the intent of these disclosures is to provide pro forma, as adjusted, earnings per share information giving effect to the number of shares issued in this offering whose

proceeds will be used to extinguish a portion of your outstanding debt, it appears that you should have adjusted the weighted average shares outstanding by only 200,000 shares ($2.2 million / $11.00 per share). Please explain your calculations or revise your disclosures accordingly. Also, please revise to clarify whether the interest expense adjustment has been tax affected.

Principal and Selling Stockholders, page 128

4.   We note that you have listed additional selling shareholders on page 129 of your filing. Please identify the natural person or persons who hold or share voting and/or dispositive power over Todd U.S. Ventures Ltd. and virtualCFO Fund One, L.P., and tell us whether these entities are broker-dealers or affiliates of a broker-dealer.

Report of Independent Registered Public Accounting Firm, page F-2

5.   Please remove the preamble language from your Report of Independent Registered Public Accounting Firm and provide a signed and dated audit opinion pursuant to Rule 2-02 of Regulation S-X prior to effectiveness. Similarly, please provide a signed and dated consent from your independent registered public accounting firm.

*   *   *   *

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545. If you need further assistance, you may contact me at (202) 551-3456.

Sincerely,

Matthew Crispino
Attorney Advisor

cc: Via facsimile: (512) 457-7001
        John J. Gilluly III, P.C.
        DLA Piper LLP (US)